

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 15, 2010

Kenneth J. Yonika
Chief Executive Officer
HotelPlace, Inc.
4616 Florida Street, Suite 190
San Diego, CA 92116

> **Re:** **HotelPlace, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 19, 2010**
> **File No. 333-168925**

Dear Mr. Yonika:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. You indicate that the proceeds from the offering will be held in an escrow account pending completion of the offering. We note that there is no minimum number of securities that must be sold in the offering and that subscription payments are irrevocable. Please advise us, therefore, of the purpose of the escrow. Also, please advise us why the escrow agreement filed as Exhibit 99.2 indicates that subscription funds will be returned to investors if a minimum offering amount is not achieved.

Prospectus Summary

2. You state that you are an early stage company with no financial resources. Expand your disclosure in the summary and in "Business" to provide enhanced disclosure of the status of your development. Clarify what you have accomplished to date and what remains to be accomplished in order for your company to generate revenues. Provide a detailed description of the actions and timing of your planned operations over the next 12 months.

Explain how long it will take to complete development of your services, when you expect to begin marketing your services, and when you expect to begin generating revenue.

Management's Discussion and Analysis or Plan of Operation

Liquidity, page 16

3.   Disclose the amounts you expect to spend over the next twelve months to develop and market your services. Also, disclose the minimum period of time that you will be able to conduct planned operations using currently available capital resources.

Directors, Executive Officers, Promoters and Control Persons, page 21

4.   Revise this section to provide the 5-year business experience for Mr. Yonika. Refer to Item 401(e) of Regulation S-K.

Where You Can Find More Information, page 33

5.   We note your statement in this section that as a result of this offering, you will become subject to the information and periodic reporting requirements of the Exchange Act, including the requirement to file proxy statements. Please confirm that you intend to file a Form 8-A to register your common shares under the Exchange Act. Alternatively, please revise your disclosure to describe the limited periodic reporting obligations that will be imposed on you upon effectiveness of the registration statement. You should inform holders that you will not be a fully reporting company because you are not registering a class of securities under Section 12 of the Exchange Act; and you should describe how reporting and other regulatory requirements applicable to a Section 15(d) filer vary from those applicable to issuers of classes of securities registered under Section 12 of the Exchange Act. Because you will be a Section 15(d) filer you will not be subject to Section 14 of the Exchange Act proxy rules, so your reference to proxy statements should be modified accordingly. In addition, provide a risk factor that alerts potential investors that the company will not be a fully reporting company and that provides a concise overview of how the scope of the regulations applicable to you is more limited than that which applies to fully reporting companies.

Financial Statements

Note 7 – Subsequent Events, page F-9

6.   Please revise to disclose the date through which subsequent events have been evaluated. See ASC 855-10-50-1(a).

Recent Sales of Unregistered Securities, page II-1

7.   Amend your filing to include all the information required to be disclosed pursuant to Item 701(d) of Regulation S-K. We note that with regards to the issuances to Domain Media, LLC, you relied upon Section 4(2) of the Securities Act. Please revise to state briefly the facts relied upon to support this exemption, including whether the purchaser was accredited or sophisticated and, if the latter, the information afforded to it.

Item 17. Undertakings, page II-2

8.   We note that you have included the undertaking related to Securities Act Rule 430B, although it appears that your document does not omit any of the information described in Rule 430B(a) or (b). Please confirm that this registration statement will rely on Rule 430B and not Rule 430C. If you intend to rely on Rule 430C, please revise to include the appropriate undertaking.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have questions or comments on the financial statements and related matters, please contact Christine Davis, Assistant Chief Accountant, at (202) 551-3408. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any other questions. If you require further assistance, you may contact me at (202) 551-3456.

Sincerely,

Matthew Crispino
Staff Attorney

cc: Via Facsimile (212) 644-6498
        Gary B. Wolff, Esq.
        Gary B. Wolff, P.C.